Exhibit 99.1

Nasdaq Grants BiondVax Extension to Regain Compliance with Listing Rules

Jerusalem, Israel – Aug. 1, 2023 -- via IBN -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases, today announced that Nasdaq reviewed BiondVax’s multi-faceted plan to regain compliance with Nasdaq’s Listing Rule 5550(b) and provided it an extension until October 30, 2023, to demonstrate compliance.

As previously disclosed, BiondVax received a deficiency letter dated May 1, 2023, from Nasdaq notifying the Company that it is not in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market.

“We are very pleased that NASDAQ has reviewed our plan and provided us the time to proceed with various initiatives already underway that alone or together will allow us to regain compliance with the shareholders’ equity listing requirement,” said Mr. Amir Reichman, BiondVax’s CEO. “Among other things we are pursuing a strategic partnership for our COVID-19 self-administered inhaled therapeutic/prophylactic product and advancing ahead of schedule our IL-17 NanoAb inhibitor for the treatment of autoimmune diseases such as psoriasis. This is expected to enter the clinic in 2024.”

“In addition, we decided to leverage our state-of-the-art biologics pilot manufacturing plant by commencing a new contract manufacturing and development services business unit (CDMO),” Reichman continued. “The need for CDMO services by small biotech companies is high and growing and the current offerings by large, multi-national CDMO companies are expensive and with limited available capacity. Our site is a perfect match for a small biotech in that it is well equipped, staffed with highly trained personnel, and its business and quality processes are in place. We see quite a lot of demand for our services and are aggressively pursuing clients. If successful, this business unit could generate meaningful income in the relatively short term.”

BiondVax has provided Nasdaq with its business plan, which includes the pursuit of several non-dilutive grants, potential capital-raising transactions, and development of the company’s new CDMO business. Based on BiondVax’s plans, Nasdaq has provided an extension of time until October 30, 2023, for the company to demonstrate it has regained compliance. In the event the Company fails to show compliance upon filing its annual report on Form 20-F for the year ended December 31, 2023, it may receive notification from Nasdaq that its securities will be delisted; should this occur, the Company may appeal Nasdaq’s determination to a Hearings Panel.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, the company has executed eight clinical trials including a seven-country, 12,400-participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Company Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements reflect management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the loans under its finance contract with BiondVax; risks relating to the SARS-CoV-2 (COVID-19) virus; BiondVax's ability to acquire rights to additional product opportunities; BiondVax's ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax's manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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